

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

Carlos Piani
Chief Executive Officer
HPX Corp.
1000 N. West Street, Suite 1200
Wilmington, DE 19801

   Re: HPX Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed June 6, 2022
     File No. 001-39382

Dear Mr. Piani:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction

cc: J. Mathias von Bernuth